Exhibit 99.1

Bit Origin Ltd to Add Additional 700 Mining Spots Increasing Mining Power of 64 PH/s

New York, July 11, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced that the Company entered into a strategic hosting service agreement (the "Agreement") with Your Choice 4 CA, Inc.(“YCI”), a U.S. based data center operator managed by 1024 Capital LLC(“1024 Capital”), to lease another 700 mining spots with an aggregate mining power of 64 PH/s in Marion, Indiana. It is expected to produce approximately 8.33 BTCs per month for the Company when all 700 miners are deployed in late July 2022 as scheduled.

Pursuant to the Agreement, YCI agrees to provide Bit Origin with 700 hosting spots, providing approximately 64 PH/s at full capacity. The Agreement is effective as of July 6, 2022 and shall remain in force for one year. YCI also agrees to offer the Company renewal option to extend the term of the Agreement upon written mutual agreement.

As previously announced, Bit Origin entered into a strategic hosting service agreement to lease 1,000 mining spots with YCI in the same location on June 8, 2022, and the 1,000 miners are in the process of being deployed as planned. The Company expects to operate 1,700 miners with a total capacity of 156 PH/S when all miners are deployed, representing the production of 20.22 BTCs per month at current block difficulty level in the mining site in Marion, Indiana.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, comment: “We are thrilled to enter into another hosting service agreement with YCI, which is a significant testimonial to the strategic partnership between Bit Origin and YCI. Our management team is dedicated to discovering and investing in high-quality mining resources worldwide, which helps the Company build a strong foundation across the cryptocurrency ecosystem.”

About Your Choice 4 CA, Inc. and 1024 Capital LLC

Your Choice 4 CA, Inc. is a US based data center operator managed by 1024 Capital LLC. 1024 Capital LLC is a US based integrated service provider covering energy development, mining site construction, operation & maintenance, founded by a professional team featuring seasoned crypto mining operator and venture capitalist.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Lucas Wang

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com